Mail Stop 4561

October 27, 2008

Michael Brennan, President
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92763

      Re: **Micro Imaging Technology, Inc.**
                    Preliminary Proxy Statement on Schedule 14A
                    Filed October 17, 2008
                    File No. 000-16416

Dear Mr. Brennan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to Articles of Incorporation, page 5

1.   Please revise the disclosure to provide all of the information required by Item 11 of Schedule 14A, applicable to you through Item 1 of Schedule 14C. Include a discussion of the reasons why you are seeking an increase in the total number of authorized shares at this time and state the general effect of the increase on the rights of existing security holders.

2.   In your response letter, please tell us whether you presently have any plans, proposals or arrangements to issue of any of the newly available authorized shares of common stock for any purpose, including future acquisitions or financings. If

you have no such plans, proposals or arrangements, please make a clear statement in your filing to that effect.

3.   Please refer to SEC Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of common stock. Please also discuss other material anti-takeover mechanisms that may be present in your governing documents and any plans or proposals you may have to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.   Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please contact Evan S. Jacobson at (202) 551-3428 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, please contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via Facsimile (310) 312-6680
        Christopher Dieterich, Esq.
        Dieterich & Associates